SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center Amsterdam Airport

Schiphol Boulevard 217

1118 BH Schiphol Airport, Amsterdam

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of November 2011

List of Exhibits:

1.	News Release entitled, “CNH Global N.V. President & CEO Harold Boyanovsky Announces Retirement, Richard Tobin To Become President and CEO and Camillo Rossotto To Be Named Chief Financial Officer”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

November 30, 2011

FOR IMMEDIATE RELEASE

For more information contact:

CNH Corporate Communications (630) 887-3823

CNH Global N.V. President & CEO Harold Boyanovsky Announces

Retirement, Richard Tobin To Become President and CEO and

Camillo Rossotto To Be Named Chief Financial Officer

BURR RIDGE, IL – (November 30, 2011) — CNH Global N.V. (NYSE: CNH), a global leader in the agricultural and construction equipment businesses, today announced that President and CEO, Harold Boyanovsky, will retire on Dec. 31, 2011. Chief Financial Officer, Richard Tobin, will become President and CEO of CNH, effective Jan. 1, 2012. Camillo Rossotto, Treasurer and head of financial services for Fiat Industrial S.p.A., will assume the role of Chief Financial Officer of CNH, effective Jan. 1, 2012, while retaining his current responsibilities.

Mr. Boyanovsky, 67, has served as President and CEO of CNH since March 2005. In 1966, he began his career in field sales with International Harvester. During this time he held various positions of increasing responsibility before becoming CEO of CNH, including senior vice president and general manager for North America, president of worldwide agricultural equipment products, and president of the construction equipment business.

“Harold is a true leader. During his career, he led CNH through a period of tremendous growth and diversification that transformed the company into the CNH we know today,” said Sergio Marchionne, Chairman of Fiat Industrial and of the Board of Directors of CNH. “Thanks to his leadership, the company is financially strong and well-positioned to continue as a leader in agricultural and construction equipment. On behalf of the board, I would like to recognize and thank Harold for his accomplishments and many years of dedicated service.”

Richard Tobin has been Chief Financial Officer of CNH since March 2010 and brings deep experience leading multinational industrial companies to his new role as CEO. Mr. Tobin joined CNH from SGS Group Geneva, Switzerland, where in June 2004 he was appointed Chief Financial Officer and head of information technology. Prior to that time, he was Chief Operating Officer of SGS North America. In addition, Mr. Tobin held management positions with Alcan Aluminum of Montreal Canada, the Alusuisse Lonza Group of Zurich, Switzerland and GTE Corporation of Stamford, Connecticut USA.

“Richard has been a key member of the leadership team since he joined the Group in the early part of 2010. His operational, sales, marketing and financial experience throughout his international career uniquely qualify him to lead CNH into the future,” said Harold Boyanovsky, President and CEO of CNH.

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“I have known and worked with Rich Tobin for nearly two decades, during which he held positions of increasing responsibility, both in terms of geographical coverage and business reach. He is a solid, reliable leader who is ideally suited to take CNH to the next stage of development. I welcome him as Chief Executive with the fullest support that the Board of Directors and I can provide him,” said Sergio Marchionne.

Camillo Rossotto will assume the role of Chief Financial Officer of CNH, effective Jan. 1, 2012, and will retain responsibility as Treasurer and head of financial services for Fiat Industrial. Since joining the Fiat Group in 1989, Mr. Rossotto has held a number of roles within Fiat’s finance group in Italy, Germany and Brazil, as well as in the United States, as Chief Financial Officer of CNH Capital.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.